Exhibit 99.4
CERTIFICATE OF QUALIFIED PERSON
I, Sophie Bergeron, eng., as an author of this report entitled “Cerro Negro Gold project, Santa Cruz Province, Argentina, Nl 43-101 Technical Report on Updated Feasibility Study” dated April 5, 2011 prepared for Goldcorp Inc. (the “Issuer”) do hereby certify that:
1.	I am Senior Mining Engineer at Goldcorp Inc., located at 666 Burrard St., Suite 3400, Vancouver, British Columbia, Canada, V6C 2X8.
2.
This certificate applies to the technical report “Cerro Negro Gold project, Santa Cruz Province, Argentina, Nl 43-101 Technical Report on Updated Feasibility Study”, dated April 5, 2011 (the “Technical Report”).

3.
I graduated with a B.Sc. degree in Mine Engineering from École Polytechnique de Montréal, in 2000. I am a member in full standing of the Ordre des ingénieurs du Québec, under identification number 126749. I have worked as a Junior Mine Engineer from January 2001 to 2003. Following this experience, I obtained my professional registration, and I have worked as a Mining Engineer for a total fo 8 years, mainly with Xstrata Nickel.

4.
I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“Nl 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in Nl 43-101.

5.	I visited the Cerro Negro Gold project property from November 13 to 18, 2010, from February 7 to 11, 2011, and from April 4 to 9, 2011.
6.	I am responsible for Reserves estimates in section 17 of the Technical Report.
7.	I am not an independent qualified person as described in section 1.4 of Nl 43-101, as I am an employee of the Issuer.
8.	I have had no prior involvement with the property.
9.	I have read Nl 43-101 and the Technical Report has been prepared in compliance with Nl 43-101.
10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 5 day of April, 2011

/s/ Sophie Bergeron, eng. Sophie Bergeron, eng.
Senior Mining Engineer, Goldcorp Inc.